UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ULTRALIFE CORPORATION

(Name of Subject Company)

ULTRALIFE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

903899102

(CUSIP Number of Class of Securities)

Philip A. Fain

Chief Financial Officer, Treasurer and Corporate Secretary

Ultralife Corporation

2000 Technology Parkway

Newark, New York 14513

(315) 332-7100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Thomas B. Hughes, Esq.; Brian J. Bocketti, Esq.; Michael E. Storck, Esq.

Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Ultralife Corporation, a Delaware corporation (the “Company” or “Ultralife”). The address of the principal executive offices of the Company is 2000 Technology Parkway, Newark, New York 14513. The telephone number of the Company at its principal executive offices is (315) 332-7100.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.10 per share, of the Company (the “Shares”). As of October 26, 2026 (the “Measurement Date”), there were (i) 16,664,312 Shares issued and outstanding (not including 29,543 shares of Company Restricted Stock, 2,167 of which are vested but have not yet been issued), (ii) Company Stock Options to purchase an aggregate of 845,072 Shares outstanding at a weighted average exercise price of $6.78 per share and (iii) no shares of preferred stock outstanding. The authorized capital stock of the Company consists of 40,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.10 per share, none of which preferred stock is outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information-Name and Address”.

Tender Offer

The below summary of the Offer is qualified in its entirety by the information contained in the Offer to Purchase and the Schedule TO referenced below. This Schedule 14D-9 relates to the tender offer by EnerSys Mergersub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of EnerSys, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $16.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of Taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on October 28, 2026. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 27, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent, without any vote on the Merger being required by the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company (or held in the Company’s treasury) or owned, directly or indirectly, by Parent or Merger Sub (or any other subsidiary of Parent) immediately prior to the Effective Time, (ii) Shares irrevocably accepted for purchase in the Offer and (iii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (collectively, “Excluded Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of Taxes (the “Merger Consideration”). The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Offer is initially scheduled to expire at 5:00 p.m., New York City time, on the date that is 25 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after the commencement of the Offer (the “Initial Expiration Date”), unless extended in accordance with the terms of the Merger Agreement. The Offer is subject to a minimum condition (the “Minimum Condition”), which requires that, as of immediately prior to the expiration of the Offer, there shall have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its “affiliates” (as such term is defined in Section 251(h) of the DGCL), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the time Merger Sub accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”).

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 2366 Bernville Road, Reading, Pennsylvania 19605 (in the case of Merger Sub, c/o EnerSys), and the telephone number of each is (610) 208-1991.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at investor.ultralifecorporation.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

Arrangements Between the Company and Parent, Merger Sub and Their Affiliates

Merger Agreement

On October 27, 2026, Parent, Merger Sub and the Company entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On July 14, 2026, the Company and Parent entered into an Indication of Interest, Paragraph 8 (Confidential Information) of which governs the confidential treatment of information furnished by the Company to Parent (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each party agreed, for two years from its date, not to disclose the other party’s material non-public information other than to its representatives with a need to know, to use such information solely to evaluate the potential business combination and not to trade in the other party’s securities while in possession of material non-public information. Parent also agreed not to solicit or enter into transactions with certain customers introduced by the Company, subject to specified exceptions. Except for its confidentiality, public disclosure and governing law provisions, the Confidentiality Agreement is non-binding. Under the Merger Agreement, the Confidentiality Agreement remains in full force and effect, and its terms survive until the Closing Date or, if the Merger Agreement is terminated, for one year following termination. A copy of the Confidentiality Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Bradford T. Whitmore, Sunray I, LLC, Whitmore Holdings, LLC and the Bradford Whitmore Trust (collectively, the “Supporting Stockholders”), who collectively beneficially owned 6,708,835 Shares, representing approximately 40.3% of the outstanding Shares, as of the date of the Merger Agreement, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent, Merger Sub and, solely for purposes of Section 5.4 thereof, the Company. Pursuant to the Support Agreement, each Supporting Stockholder agreed, among other things, to validly tender (and not withdraw) all of its Shares in the Offer as promptly as practicable, and in any event no later than 10 Business Days, after the commencement of the Offer (or, if later, the date of delivery of the Letter of Transmittal). The Shares subject to the Support Agreement do not, without the tender of additional Shares by other holders, satisfy the Minimum Condition. During the term of the Support Agreement, each Supporting Stockholder also agreed (i) to vote its Shares against any Acquisition Transaction, any change in the Company Board not recommended or approved by the Company Board and any other action that would reasonably be expected to impede or interfere with the Offer or the Merger; (ii) not to transfer, encumber or grant any proxy with respect to its Shares, subject to customary exceptions for transfers to permitted transferees who agree to be bound by the Support Agreement; (iii) to waive, and not to exercise, any appraisal rights in connection with the Merger and not to commence or join certain actions relating to the Merger Agreement or the transactions contemplated thereby; and (iv) not to solicit or participate in discussions regarding Acquisition Proposals, except to the extent the Company is permitted to engage with the person making such proposal under the Merger Agreement. The tender and non-withdrawal obligations do not apply for so long as an Adverse Recommendation Change made in compliance with the Merger Agreement remains in effect (or while a dispute about such compliance remains ongoing). If the Company Board subsequently withdraws such Adverse Recommendation Change and reaffirms the Company Recommendation, each Supporting Stockholder must tender or re-tender its Shares as promptly as practicable and in any event within five Business Days (or such shorter period prior to the Expiration Date). The Support Agreement will terminate automatically upon the earliest of (a) the valid termination of the Merger Agreement, (b) the Effective Time, (c) any amendment to the Merger Agreement, without the Supporting Stockholder’s consent, that reduces the amount or changes the form of the Offer Price or Merger Consideration, imposes additional material conditions on its payment or extends the Outside Date beyond the date contemplated by the Merger Agreement (after giving effect to permitted extensions), (d) the expiration of the Offer without the acceptance of Shares for payment and (e) the mutual written consent of the applicable Supporting Stockholder and Parent. The Supporting Stockholders entered into the Support Agreement solely in their capacities as stockholders, and nothing in the Support Agreement restricts any director or officer of the Company from acting in such capacity. The Company has agreed to pay the fees and expenses incurred by the Supporting Stockholders in connection with the Support Agreement.

The summary of the Support Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates

In considering the recommendation of the Company Board set forth in Item 4 below, stockholders should be aware that the Company’s executive officers and the members of the Company Board may have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. These interests are described in more detail below.

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The following table sets forth (i) the number of Shares beneficially owned as of October 26, 2026, by each director and named executive officer of the Company, and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $16.00 per Share.

Name	Numbers of Shares Beneficially Owned (1)	Cash Consideration for Shares
Named Executive Officers
Philip Fain	137,809	$2,204,944.00
Michael Manna (2)	28,874	$461,984.00
Non-Employee Directors
Janie Goddard	7,668	$122,688.00
Thomas L. Saeli	85,000	$1,360,000.00
Robert W. Shaw II	71,000	$1,136,000.00
Bradford T. Whitmore (3)	6,708,835	$107,341,360.00

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Stock Options (whether or not currently exercisable) and Company Restricted Stock held by each individual are excluded.

(2)	Mr. Manna also serves as a director on the Company Board.

(3)

Mr. Whitmore, Sunray I, LLC, Whitmore Holdings, LLC and the Bradford Whitmore Trust beneficially own 6,708,835 Shares, approximately 40.3% of the outstanding Shares as of the date of the Merger Agreement. Schedule A to the Support Agreement lists 4,452,283 Shares held by Sunray I, LLC, 2,050,637 Shares held by Whitmore Holdings, LLC and 205,915 Shares held by Mr. Whitmore

Treatment of Company Equity Awards.

Company Stock Options. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time will be treated as follows:

In-the-Money Options. Each Company Stock Option with a per share exercise price that is less than the Offer Price (each, an “In-the-Money Option”) will automatically accelerate and become fully vested and exercisable and will be canceled in exchange for the right to receive an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of (i) the excess of the Offer Price over the per share exercise price of such In-the-Money Option, multiplied by (ii) the number of Shares subject to such In-the-Money Option (the “Company Stock Option Cash Consideration”). Parent will cause the Surviving Corporation to pay the Company Stock Option Cash Consideration reasonably promptly after the Effective Time (but in no event later than 30 Business Days after the Effective Time).

Out-of-the-Money Options. Each Company Stock Option with a per share exercise price that is equal to or greater than the Offer Price (each, an “Out-of-the-Money Option”) will, whether vested or unvested, be canceled for no consideration. Based on the Company’s records, no outstanding Company Stock Option has a per share exercise price equal to or greater than $16.00.

Company Restricted Stock. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically accelerate and become fully vested and will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to deduction for any required withholding Tax, payable at or reasonably promptly after the Effective Time (but in no event later than 30 Business Days after the Effective Time). Payments to holders who are not employees for employment tax purposes will be made through the paying agent; payments to all other holders will be made through the Surviving Corporation’s payroll or equity award systems. No executive officers or directors own any Company Restricted Stock.

Parent will not assume any Company Equity Award or substitute any similar award for Parent stock. Each Company Stock Plan will terminate effective not later than immediately prior to the Effective Time.

Outstanding Company Stock Options Held by Executive Officers and Directors

The following table sets forth, for each executive officer and director of the Company who holds Company Stock Options, (i) the number of Shares subject to vested and unvested In-the-Money Options and (ii) the estimated cash consideration payable in respect thereof, calculated as the product of the number of Shares subject to each such option multiplied by the excess of an assumed Offer Price of $16.00 over the applicable exercise price, before any required withholding. The information is based on Company Stock Options outstanding as of October 26, 2026 and assumes no exercises or forfeitures prior to the Effective Time.

	Vested Options		Unvested Options
Name	Number of Shares	Cash Consideration Payable	Number of Shares	Cash Consideration Payable	Total Option Cash Consideration Payable
Philip Fain	77,267	$734,549.65	16,133	$137,617.49	$872,167.14
Michael Manna	70,501	$693,033.50	20,999	$178,801.10	$871,834.60

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the Effective Time, to the extent permitted by applicable Law, Parent will, or will cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, each present and former (as of the Effective Time) officer or director of the Company or any of its subsidiaries (the “Indemnified Parties”) against claims, losses and expenses arising out of or pertaining to the fact that such person is or was an officer or director of the Company or any of its subsidiaries and matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions contemplated thereby), to the fullest extent permitted under applicable Law and the Company’s organizational documents, and to the same extent provided under the Company’s organizational documents and indemnification agreements in effect on the date of the Merger Agreement.

The Merger Agreement further provides that the certificate of incorporation and bylaws of the Surviving Corporation and each subsidiary of the Company will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than those set forth in the applicable organizational documents as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of any Indemnified Party.

In addition, prior to the Effective Time, the Company will (or, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to) purchase a six-year prepaid “tail” policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company and its subsidiaries, covering, without limitation, the Offer and the Merger, and Parent and Merger Sub will cause the Surviving Corporation to maintain such “tail” policy in full force and effect for six years after the closing of the Merger; provided that the amount paid for such policy may not exceed 300% of the annual amount the Company and its subsidiaries paid in their last full fiscal year prior to the date of the Merger Agreement for existing directors’ and officers’ insurance (the “Maximum Amount”), and if the aggregate premiums for such coverage exceed the Maximum Amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Maximum Amount.

Employee Benefits

Pursuant to the Merger Agreement, except as otherwise agreed in writing between Parent and a Company employee, during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, the applicable employee’s termination of employment) (the “Continuation Period”), Parent will, or will cause one of its affiliates (including the Surviving Corporation) to, maintain for each employee of the Company and its subsidiaries employed at the Effective Time (each, a “Covered Employee”), for so long as such Covered Employee remains employed by Parent or its affiliates, (i) base salary or hourly wages and (ii) employee benefits (excluding equity or equity-based compensation, retention, change of control, transaction or similar bonuses, non-qualified deferred compensation, severance, defined benefit pension and retiree medical benefits) that are, in the aggregate, substantially comparable to those provided to such Covered Employee immediately prior to the Effective Time. Covered Employees will also be eligible to participate in Parent’s transitional benefits plan, and Parent will recognize prior service with the Company for eligibility, vesting, vacation and severance purposes, subject to customary exceptions.

In addition, Parent will honor and pay, in accordance with their terms, the existing change-in-control, retention and transaction bonus obligations and other transaction-related payments set forth in the Company Disclosure Letter, to the extent triggered and payable following the Effective Time, and will provide any Covered Employee whose employment is involuntarily terminated without “cause” during the Continuation Period with severance payments and benefits on terms no less favorable than those under the Company’s existing severance policies as in effect immediately prior to the Effective Time. No executive officer or director of the Company is a party to any such arrangement.

Rule 14d-10(d) Matters

The Merger Agreement requires the Company, prior to the Acceptance Time, to take all actions reasonably necessary to cause each employment compensation, severance, retention, change in control, termination, transaction bonus or other employee benefit arrangement, and each amendment to or acceleration, vesting, settlement or payment under any such arrangement, in each case that is entered into, adopted, approved, amended or modified by the Company at any time from the date of the Merger Agreement through the Acceptance Time with or for the benefit of any holder of Shares or Company Equity Awards who is or may be a security holder of the Company for purposes of Rule 14d-10 under the Exchange Act, to be approved as an “employment compensation, severance or other employee benefit arrangement” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, including by the Compensation Committee of the Company Board (or, if no such committee exists, by a committee of the Company Board) constituted solely of “independent directors” within the meaning of Rule 14d-10(d)(2), and to take all actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2).

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, the Company will take all actions reasonably necessary to cause the disposition and cancellation of Shares and Company Equity Awards in the transactions contemplated by the Merger Agreement by each individual subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

Golden Parachute Compensation

See below in Item 8 under the heading “Additional Information—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Support Agreements

As described in Item 3 above, concurrently with the execution and delivery of the Merger Agreement, the Supporting Stockholders entered into the Support Agreement with Parent and Merger Sub. A description of the Support Agreement is set forth in Item 3 above and is incorporated herein by reference.

Arrangements with Parent

Other than the Support Agreement (to which Bradford T. Whitmore, the Chair of the Company Board, and certain of his affiliates are parties) and the indemnification and insurance provisions of the Merger Agreement, to the knowledge of the Company, as of the date of this Schedule 14D-9 no employment, equity contribution or other agreement, arrangement or understanding existed between any executive officer or director of the Company, on the one hand, and Parent or Merger Sub, on the other hand, and the Offer is not conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. In addition, any compensation arrangement with Company security holders entered into before the Acceptance Time must be approved in accordance with Rule 14d-10(d)(2) under the Exchange Act. It is possible that certain members of the Company’s management will enter into new employment or other arrangements with Parent or the Surviving Corporation. Any such arrangements are currently expected to be entered into after the completion of the Offer and would not become effective until after the completion of the Merger, if at all.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer, and consultation with the Company’s management, financial advisor and outside legal counsel, the Company Board has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”).

Accordingly, and for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer

The following chronology summarizes the key meetings, negotiations and other events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Company Board, the Company’s senior management, the Company’s representatives, Parent’s representatives and other parties.

On January 26, 2026, Shawn O’Connell, Chief Executive Officer of Parent, and Mark Matthews, Chief Technology Officer of Parent, participated in a video conference with Bradford T. Whitmore, Chair of the Company Board, and Michael E. Manna, the Company’s President and Chief Executive Officer, to discuss Parent’s interest in a potential acquisition of the Company. The meeting concluded with the understanding that Mr. Whitmore would reflect on the discussion and that Mr. Manna would follow up as appropriate after they had time to consider the opportunity.

From January through July 2026, Parent conducted due diligence on the Company based on its public filings and other publicly available information.

In February 2026, Parent engaged XMS Capital Partners, LLC (“XMS”) as its financial advisor in connection with a potential acquisition of the Company.

On April 19, 2026, Mr. Matthews corresponded by email with Mr. Manna, who stated that the Company did not believe it was the right time to explore a potential sale.

On June 2, 2026, Mr. Matthews contacted Mr. Manna to obtain contact information for Mr. Whitmore so that John Andrews, Strategy and Corporate Development Executive of Parent, who had joined Parent on April 20, 2026, could contact Mr. Whitmore to arrange an introductory meeting to discuss Parent’s interest in a potential acquisition of the Company.

On June 4, 2026, Mr. Andrews sent an email to Mr. Whitmore introducing himself and requesting a meeting. On June 18, 2026, Mr. Whitmore responded to Mr. Andrews and suggested that they meet in Nashville, Tennessee.

On June 29, 2026, Mr. Andrews met with Mr. Whitmore in Nashville, Tennessee. Mr. Andrews reiterated Parent’s interest in a potential acquisition of the Company, although no specific offer was made. Mr. Whitmore expressed his view that the Company had several positive developments on the horizon and that he would expect a significant premium to the Company’s then-current stock price to consider a sale. Mr. Andrews requested access to conduct due diligence on the Company and indicated that Parent wished to submit a non-binding written indication of interest.

On June 30, 2026, Mr. Whitmore introduced Mr. Andrews to Philip A. Fain, the Company’s Chief Financial Officer and Treasurer, and requested that further communications regarding a potential transaction be directed to Mr. Fain.

In June 2026, Parent engaged Reed Smith LLP (“Reed Smith”) as its outside legal counsel.

On July 2, 2026, Mr. Andrews and Mr. Fain held an introductory call, during which Mr. Andrews reiterated that Parent planned to submit a non-binding indication of interest to the Company.

On July 6, 2026, the Company received an unsolicited written non-binding indication of interest from Parent to acquire the Company at a price of between $12.00 and $14.00 per Share in cash, without a financing condition and subject to approval of Parent’s board of directors. The Company forwarded this to Lippes Mathias LLP (“Lippes”), the Company’s outside legal counsel and discussed the content and possible revisions.

On July 9, 2026, the Company Board met, with the Company’s officers and representatives of Lippes, present, to review the indication of interest received from Parent and to discuss proposed revisions thereto. During the following days, the parties exchanged and finalized drafts of the indication of interest which was executed on July 14, 2026.

On July 14, 2026, Parent provided the Company with access to a Parent-hosted virtual data room, which included an initial list of diligence topics and a clean team folder.

On July 15, 2026, representatives of Parent, including Parent’s deputy general counsel, and representatives of Lippes met to discuss the establishment of a virtual data room and a clean team agreement. During the following days, the parties exchanged and finalized drafts of the clean team agreement which was executed on July 20, 2026.

On July 30, 2026, representatives of Parent, including Parent’s deputy general counsel, Lippes and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C (“Mintz”), the Company’s HSR/Antitrust outside counsel, held an introductory call regarding matters under the HSR Act and other antitrust laws.

On July 31, 2026, representatives of Reed Smith, counsel to Parent, Parent’s deputy general counsel and representatives of Lippes held an introductory call regarding legal matters relating to the potential transaction.

From August 2026 through the signing of the Merger Agreement, representatives of each of Reed Smith, Lippes and Parent held a weekly update call to discuss the potential transaction process and status of documentation and diligence.

On August 3, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to receive an update on the potential transaction, including the execution of the clean team agreement, the status of the virtual data room and antitrust matters.

On August 13, 2026, representatives of Parent, including Parent’s deputy general counsel, Reed Smith, Lippes and Mintz held a follow-up call regarding matters under the HSR Act and other antitrust laws.

On August 13, 2026 and August 14, 2026, certain members of the Parent executive management team met with Mr. Fain and Mr. Manna, to discuss various topics in conjunction with due diligence.

During August 2026, Parent and its advisors, including CFGI (financial and operational diligence) and Ramboll (environmental, health and safety diligence), conducted due diligence through a virtual data room, functional sessions and management meetings, and conducted site visits to Company facilities in Newark, New York; Raynham, Massachusetts; Houston, Texas; China; and other locations.

On August 17, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to receive an update on Parent’s due diligence review and to discuss the proposed engagement of a financial advisor.

On August 21, 2026, representatives of Reed Smith, Parent’s deputy general counsel and Lippes held a call regarding legal matters relating to the potential transaction. Also on August 21, 2026, Reed Smith delivered an initial draft of the Merger Agreement to Lippes.

On August 24, 2026, Mr. Fain and representatives of Lippes met with representatives of StoneX Financial Inc. (“StoneX”) to discuss StoneX’s potential engagement as the Company’s financial advisor and the delivery of a fairness opinion.

On August 27, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to discuss the proposed engagement of StoneX and the initial draft of the Merger Agreement. Also on August 27, 2026, the Company entered into an engagement letter with StoneX pursuant to which StoneX agreed to serve as financial advisor to provide financial analysis and valuation advice to the Company.

On August 28, 2026, the Company entered into an engagement letter with StoneX pursuant to which StoneX agreed to serve as financial advisor to deliver a fairness opinion to the Company Board.

On September 4, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith.

On September 9, 2026, Reed Smith delivered an initial draft of the Support Agreement to Lippes.

On September 10, 2026, representatives of Parent orally communicated a preliminary valuation range of approximately $13.50 to $14.00 per Share, which they indicated reflected the views of Parent’s executive management following diligence. Parent’s representatives identified diligence considerations including transaction timing, tax, environmental, health and safety matters relating to China, cybersecurity and the Company’s potential need for growth capital. After conferring with StoneX and Lippes, the Company informed Parent that the range was a starting point for discussion and requested that Parent increase its proposal. Later, on September 10, 2026, the parties agreed that their financial advisors should communicate directly.

On September 11, 2026, representatives of StoneX and XMS met. XMS indicated that Parent’s executive management had considered valuation in light of the Company’s trading price and recent performance, StoneX described the Company’s anticipated new products, prospects and strategic value to Parent, and the advisors discussed all-cash, stock and hybrid consideration structures.

On September 12, 2026, Mr. Fain and Mr. Manna spoke with representatives of Parent, who stated that, apart from consideration and certain remaining matters, no material Merger Agreement issues remained unresolved. In response to the Company’s inquiry regarding flexibility in the range, Parent’s representative characterized any flexibility as incremental and requested that the Company Board formally accept or reject the range. The parties had not reached agreement on consideration, and the Company Board was subsequently updated.

On September 14, 2026, Mr. Andrews held a follow-up call with Mr. Fain and Mr. Manna, during which Mr. Andrews responded to questions regarding Parent’s valuation and offer range, and Messrs. Manna and Fain provided an update on developments in the Company’s business. During the call, Mr. Andrews narrowed Parent’s proposed range to $13.75 to $14.00 per Share.

On September 15, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to discuss updated discussions between the business parties regarding the valuation. Also on September 15, 2026, Reed Smith delivered a revised draft of the Merger Agreement to Lippes.

On September 18, 2026, Mr. Andrews and Mr. Fain held a follow-up discussion regarding valuation, during which Mr. Andrews reiterated Parent’s proposed range of $13.75 to $14.00 per Share.

On September 21, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to review Parent’s September 15, 2026 revisions to the Merger Agreement. At this meeting, Lippes provided an open issues list to the Company Board and advised the Company Board of the most significant issues affecting closing certainty, and that Parent had also proposed deleting the ticking fee and the intervening event termination right, a minimum premium requirement for a superior proposal, tighter interim operating covenants and expanded representations.

On September 22, 2026, Lippes delivered an initial draft of the Company Disclosure Letter and a revised draft of the Support Agreement to Reed Smith.

On September 23, 2026, Mr. Andrews and Mr. Fain discussed valuation, during which Mr. Andrews discussed Parent’s basis for a proposed price of $14.00 per Share, and Mr. Fain discussed the Company’s backlog and new product introductions. Mr. Andrews requested specific feedback from the Company Board regarding Parent’s proposal, and the parties agreed to speak again on September 25, 2026.

On September 24, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith.

On September 25, 2026, Mr. Fain and Mr. Andrews discussed the status of the potential transaction, and the parties targeted finalizing all terms of the Merger Agreement other than price by September 30, 2026. Mr. Andrews indicated a goal of reaching agreement on price by October 2, 2026.

On September 29, 2026, representatives of Lippes and Reed Smith met to review the open issues in the Merger Agreement, and negotiations on those provisions continued. Around this time, the Company also provided Parent with information for the filing under the HSR Act.

On September 30, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to review the status of the remaining open issues in the Merger Agreement. Also on September 30, 2026, Reed Smith delivered a revised draft of the Support Agreement to Lippes.

On October 1, 2026, following a meeting of the Company Board, Mr. Fain conveyed to Mr. Andrews several requests of the Company Board regarding the terms of the Merger Agreement and verbally communicated a counterproposal of $18.00 per Share. Later on October 1, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith reflecting discussions between the Company and Parent earlier that day, and noted that further revisions were contingent on agreement on economic terms, including the Offer Price.

On October 2, 2026, Reed Smith delivered a revised draft of the Company Disclosure Letter to Lippes. Also on October 2, 2026, Bradford T. Whitmore retained Olshan Frome Wolosky LLP (“Olshan”) as his counsel in connection with the review of the Support Agreement.

On October 3, 2026, Reed Smith delivered a revised draft of the Merger Agreement to Lippes, reflecting a revised Offer Price of $14.00 to $15.00 per Share.

On October 5, 2026, Mr. Andrews and Mr. Fain discussed the status of negotiations. The parties indicated that they were in substantial agreement on the terms of the Merger Agreement, other than price. Mr. Fain indicated that the Company was considering a price of $17.00 per Share.

On October 6, 2026, Lippes delivered a revised draft of the Support Agreement to Reed Smith incorporating comments from Olshan.

On October 7, 2026, Mr. Andrews and Mr. Fain further discussed valuation, and Mr. Andrews indicated that Parent would not support a transaction above $15.50 per Share.

On October 8, 2026, Lippes delivered a revised draft of the Company Disclosure Letter to Reed Smith.

On October 9, 2026, Mr. Fain informed Mr. Andrews that Lippes would include an Offer Price of $16.00 per Share in a revised draft of the Merger Agreement. On October 10, 2026, the Company Board met, with the Company’s officers and representatives of Lippes present, to review the Merger Agreement open items and overall timing of signing. Following the meeting, Lippes delivered a revised draft of the Merger Agreement to Reed Smith reflecting a revised Offer Price of $16.00 per Share.

On October 13, 2026, Reed Smith delivered to Lippes revised drafts of the Merger Agreement and the Support Agreement and an initial draft of the Offer to Purchase. Also on October 13, 2026, Olshan delivered a revised draft of the Support Agreement to Reed Smith.

On October 14, 2026, Lippes delivered a revised draft of the Merger Agreement to Reed Smith.

On October 15, 2026, representatives of Reed Smith, Olshan and Lippes met to discuss the open issues in the Support Agreement. Later, on October 15, 2026, Reed Smith delivered a revised draft of the Support Agreement to Lippes.

On October 16, 2026, representatives of Parent, the Company, Reed Smith, Lippes and Mintz held a call to discuss transaction timing and the signing and closing checklist. Also on October 16, 2026, Lippes delivered a revised draft of the Company Disclosure Letter to Reed Smith.

On October 17, 2026, Reed Smith delivered a revised draft of the Support Agreement to Lippes.

Following the Company Board meeting on October 27, 2026 and final approval by the board of directors of Parent, on October 27, 2026, the Company and Parent executed and delivered the Merger Agreement, and Parent and the Supporting Stockholders executed and delivered the Support Agreement. Following the closing of trading on Nasdaq and NYSE on October 27, 2026, the Company and Parent each issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price.

Board Consideration of the Proposed Transaction

Throughout this period, the Company Board received updates from management, StoneX and Lippes regarding diligence, negotiations, valuation and the Company’s standalone prospects and alternatives.

The Company Board’s determination and the reasons for its recommendation are described below under “—Reasons for the Recommendation.”

Reasons for the Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in making its recommendation, the Company Board consulted with the Company’s senior management and its financial and legal advisors and considered a number of factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation:

Attractive Price; Certainty of Value. The all-cash consideration of $16.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and relative certainty and liquidity of the all -cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and its financial and operating plans as an independent company, taking into account the execution risks associated with continuing to operate independently, including, without limitation, competitive risk, product development and regulatory risks and the ability to access a sufficient amount of capital to continue to fund operations.

Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares including:

•         a 166% premium over the closing price of $6.01 the last full trading day prior to the announcement of the Company’s entry into the Merger Agreement on October 26, 2026, the last full trading day prior to the announcement of the Company’s entry into the Merger Agreement.

Deal Certainty. The terms of the Merger Agreement, including the limited and specific conditions to the Offer, the absence of a financing condition, the two-step tender offer and merger structure (which is expected to be consummated more quickly than a one-step merger requiring a stockholder vote), Parent’s obligation to use reasonable best efforts to obtain required regulatory approvals, the Company’s right to specific performance and the Reverse Termination Fee payable in specified antitrust-related circumstances, support the likelihood that the transaction will be consummated in a relatively short timeframe. The Company Board also considered that Parent is not required to agree to any divestiture, hold-separate or other remedy to obtain regulatory approvals.

Fiduciary Protections. The terms of the Merger Agreement permit the Company Board to respond to unsolicited Superior Proposals and to make an Adverse Recommendation Change in connection with a Superior Proposal or an Intervening Event, in each case subject to compliance with specified procedural requirements, including the provision of prior written notice to Parent and engaging in good-faith negotiations during a specified matching period (three Business Days, or two Business Days for material amendments).

Termination Fee. The Company Termination Fee of $10,300,000 is within the customary range for transactions of this type and size, and in the judgment of the Company Board (after consultation with its financial and legal advisors), is not of a magnitude that would be reasonably likely to preclude a competing offer for the Company that constitutes a Superior Proposal.

Reverse Termination Fee. The Reverse Termination Fee of $10,300,000 payable by Parent in specified circumstances provides the Company with a meaningful remedy if Parent fails to consummate the Offer under certain conditions.

Fairness Opinion. The Company Board considered the opinion of StoneX, rendered verbally to the Company Board on October 27, 2026 and subsequently confirmed in writing on October 27, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received in the Merger pursuant to the Merger Agreement was fair to the Company’s shareholders from a financial point of view, as more fully described below under “—Opinion of Financial Advisor.”

Appraisal Rights. Stockholders who do not tender their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to seek appraisal of their Shares and receive payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery.

Risks of Alternatives. The Company Board considered the risks and uncertainties associated with the Company’s standalone business plan, including the risks of achieving management’s financial projections, competitive and market dynamics, and the potential that the value to be realized by the Company’s stockholders through the continued execution of the Company’s standalone business plan may be less than the Offer Price.

Tender and Support Agreement. The Company considered that certain supporting stockholders who collectively held approximately 40.3% of the outstanding Shares as of the date of signing of the Merger Agreement agreed to enter into a Tender and Support Agreement concurrent with the signing of the Merger Agreement.

The Company Board also considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including the following:

No-Shop Restrictions; Company Termination Fee. The fact that the no-shop provisions of the Merger Agreement restrict the Company’s ability to actively seek alternative proposals and the requirement to pay the Company Termination Fee in certain circumstances;

Loss of Future Earnings. The fact that the Company’s stockholders will not participate in any future earnings or growth of the Company following the Merger;

Tax Consequences. The tax consequences of the transaction to the Company’s stockholders, including that the receipt of cash in the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes;

Interests of Insiders. The potential conflicts of interest of the Company’s executive officers and directors as described in Item 3 above;

Regulatory Approval. The fact that the Offer is subject to conditions outside of the Company’s control, including expiration of the HSR Act waiting period;

Business Operation Restrictions. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking certain business opportunities;

Risk of Not Closing the Transaction. The risks and costs to the Company if the Offer and the Merger are not consummated, including the potential diversion of management and employee attention and potential effects on business and customer relationships.

After considering all of the foregoing factors and consulting with its financial and legal advisors, the Company Board concluded that the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the potential risks and negative factors and, accordingly, unanimously determined to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the Company Board’s reasoning and all of the material factors considered by the Company Board is not intended to be exhaustive but addresses the material information and factors considered by the Company Board in its consideration of the Offer and the Merger. In light of the number and variety of factors that the Company Board considered, the Company Board did not find it practicable to assign relative weights or otherwise rank the specific factors considered, and individual members of the Company Board may have given different weight to different factors.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each executive officer and director of the Company currently intends to tender, pursuant to the Offer, all Shares held of record or beneficially owned by such person (other than Shares for which such person does not have discretionary authority or that are subject to the instructions of a third party). In addition, the Supporting Stockholders have agreed to tender their Shares pursuant to the Support Agreement, as described in Item 3 above.

Opinion of Company’s Financial Advisor

StoneX’s investment banking practice provides valuation and advisory services in connection with financings, mergers and acquisitions for both public and private companies. Pursuant to an engagement letter dated August 28, 2026, the Company retained StoneX to act as financial advisor to the Company Board in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and provide a written opinion to the Company Board as to whether the consideration to be received in the Merger is fair to the Company’s shareholders from a financial point of view. The Company selected StoneX based on various considerations that included experience with similar transactions, reputation, knowledge of the Company and relevant industry, fee proposal, and relevant qualifications of team members. On October 27, 2026, StoneX reviewed its financial analysis and rendered an oral opinion to the Company Board, subsequently confirmed on October 27, 2026, by delivery of its written opinion to the Board that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received in the Merger pursuant to the Merger Agreement was fair to the Company’s stockholders from a financial point of view.

The full text of the written opinion of StoneX is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. It sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. StoneX’s opinion was addressed to, and for the sole use and benefit of, the Company Board in its capacity as such, and addressed only the fairness, from a financial point of view, of the consideration to be received in the Merger. It does not address the underlying business decision to proceed with the Merger or its merits relative to alternatives, and does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to act with respect to any matter relating to the Merger. The summary below is qualified in its entirety by reference to the full text of the opinion.

Information Reviewed. In arriving at its opinion, StoneX reviewed, among other things: an execution draft of the Merger Agreement dated October 27, 2026; certain historical financial statements of the Company, including those filed on Forms 10-K and 10-Q, and preliminary, unaudited financial information for the three months ended September 30, 2026; a financial model prepared by management containing projected financial information for fiscal years 2026 through 2029 if the Company were to remain independent (the “Management Projections”); a certificate from senior management; current and historical market prices of the Shares and of the securities of certain publicly traded companies; and the publicly available financial terms of certain transactions. StoneX relied upon and assumed, without independent verification, the accuracy and completeness of such information. It assumed that the Management Projections were reasonably prepared in good faith on bases reflecting management’s best currently available estimates and judgments, and it did not make any independent evaluation or appraisal of the Company’s assets or liabilities. StoneX was not requested to, and did not, solicit indications of interest from third parties, negotiate the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or advise the Company Board with respect to alternatives to the Merger.

Summary of Financial Analyses. The following is a summary of the material financial analyses performed by StoneX in connection with its opinion. The summary, however, does not purport to be a complete description of the financial analyses performed by StoneX.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by StoneX, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by StoneX. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by StoneX. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by StoneX or the Company Board. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before October 27, 2026, and is not necessarily indicative of current market conditions. All analyses conducted by StoneX were going-concern analyses and StoneX expressed no opinion regarding the liquidation value of any entity.

StoneX estimated a range of equity values for the Shares if the Company were to remain independent using three methodologies, to which it attributed no particular weight. These analyses resulted in an average implied equity value range of approximately $176.7 million to $293.9 million, or approximately $10.6 to $17.6 per Share on a fully diluted basis. StoneX compared that range to the Offer Price of $16.00 per Share, which it noted represented a Present Value of approximately $14.9 to $15.4 per Share assuming a three- to six-month period to closing.

Selected Public Company Analysis. StoneX analyzed the valuation of publicly-listed companies that StoneX deemed to be relevant for purposes of this analysis based on its professional judgment and experience. StoneX reviewed financial and market data for publicly traded industrial technology and manufacturing companies focused on battery, power supply and power communications products primarily for industrial, defense and mission-critical applications. StoneX reviewed, among other things, enterprise values (EV) of the selected companies, calculated as equity values based on closing stock prices on October 26, 2026, plus debt, plus preferred stock, plus non-controlling interests, and less cash and cash equivalents, as a multiple of trailing EBITDA (earnings before interest, taxes, depreciation and amortization) for the last twelve months (LTM) and forward forecasts based on consensus analysts’ estimates for the years 2026 and 2027 (2026E and 2027E, respectively). StoneX’s analysis identified seven companies, which StoneX deemed comparable to the Company but none of which identical to the Company:

	Valuation		Multiples
	Ent. Value	Market Cap	EV/ EBITDA (LTM)	EV/ EBITDA (2026)	EV/ EBITDA (2027)
	$mm	$mm	x	x	x
Selected Public Comps
Aviat Networks, Inc.	$283	$253	10.3x	5.6x	4.7x
Comtech Telecommunications Corp.	$444	$40	14.4x	11.4x	9.9x
EnerSys	$6,885	$6,109	10.3x	9.2x	8.7x
Espey Mfg. & Electronics Corp.	$107	$161	8.8x	10.9x	9.2x
Integer Holdings Corporation	$5,663	$4,301	17.6x	14.7x	13.3x
Microvast Holdings, Inc.	$220	$188	8.4x	8.4x	2.4x
VITZROCELL Co., Ltd.	$678	$778	11.1x	8.1x	6.8x
Average	$2,040	$1,690	11.6x	9.8x	7.9x
Median	$444	$253	10.3x	9.2x	8.7x

Source: FactSet, CapitalIQ as of 10/26/2026

StoneX applied the selected companies’ average enterprise value to EBITDA multiples of 11.6x (LTM), 9.8x (2026E) and 7.9x (2027E) to the Company’s LTM EBITDA of $17.1 million and projected 2026 and 2027 EBITDA of $22.3 million and $34.0 million, respectively, provided to it by the Company. It then adjusted for cash of $9.1 million, debt of $55.0 million and non-controlling interest of $0.1 million. This analysis resulted in an implied equity value range of approximately $151.5 million to $221.1 million, or approximately $9.1 to $13.3 per Share.

Precedent Transaction Analysis. StoneX analyzed recent mergers and acquisitions involving companies that it deemed to be relevant for purposes of this analysis based on its professional judgment and experience. StoneX reviewed transactions announced and completed over the prior three years involving industrial technology and manufacturing companies focused on battery, power supply and power communications products, where financial terms were available. StoneX reviewed, among other things, the precedent transactions’ implied enterprise value multiples of EBITDA using LTM results and estimates for one and two forward years. StoneX’s analysis identified four transactions where StoneX deemed the target companies comparable to the Company but none of which identical to the Company:

Target	Acquirer	Date Announced	Ent. Value	Revenue (LTM)	EBITDA (LTM)	EV/ EBITDA (LTM)	EV/ EBITDA (2026)*	EV/ EBITDA (2027)*
			$mm	$mm	$mm	x	x	x
Bentek Corp.	Nextracker, Inc.	5/14/2025	$78.0	$41.7	$6.0	12.9x	12.2x	10.8x
Bren-Tronics, Inc.	EnerSys Advanced Systems, Inc.	5/2/2024	$208.0	$99.6	$23.9	8.7x	8.2x	7.2x
Electrochem Solutions, Inc.	Ultralife Corp.	6/3/2026	$50.0	$34.5	$4.9	10.2x	9.6x	8.5x
KORE Power, Inc.	T1 Energy, Inc.	6/3/2026	$41.6	$19.5	$3.3	12.7x	11.9x	10.6x
		Average	$94.4	$48.8	$9.5	11.1x	10.5x	9.3x
		Median	$64.0	$38.1	$5.5	11.4x	10.8x	9.5x

Source: FactSet, CapitalIQ; LTM = Last Twelve Months
*For transactions with unavailable EBITDA forecasts, implied EV/LTM EBITDA multiples were discounted at ULBI's discount rate to estimate forward multiples.

StoneX applied average multiples of 11.1x (LTM), 10.5x (2026E) and 9.3x (2027E) to the Company’s corresponding EBITDA, provided to it by the Company. This analysis resulted in an implied equity value range of approximately $144.2 million to $269.0 million, or approximately $8.7 to $16.1 per Share.

Discounted Cash Flow Analysis. StoneX performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was projected to generate over the years 2026 through 2029 if it continued to operate independently, using the Management Projections provided to StoneX by the Company. StoneX used discount rates of 11.0% to 15.0%, calculated using a Weighted Average Cost of Capital (WACC) methodology that incorporated estimates based on market data for items that included the risk-free rate (10-year treasury yield), equity risk premium, ULBI stock’s beta, small-company size adjustment, and cost of debt. The calculation resulted in an estimated discount rate of 13.0%, and StoneX used a range of +2.0% and -2.0% around it to account for the sensitivity of valuation to discount rate. StoneX calculated terminal values for the Company by applying multiples of 8.3x to 12.3x to the Company’s 2029 EBITDA estimate, as provided to StoneX by the Company, with the terminal multiples based on the median enterprise value to LTM EBITDA multiple of the selected public companies of 10.3x and using a range of +2.0x and -2.0x around it to account for the sensitivity of valuation to terminal value. This analysis resulted in an implied equity value range of approximately $234.5 million to $391.5 million, or approximately $14.1 to $23.5 per Share.

Other Information. StoneX also reviewed, for reference purposes only and not as a basis for its opinion: (i) the 52-week closing price range of the Shares of $5.05 to $7.95 per Share, with the latest closing price of $6.01 and the 10-day and 30-day volume-weighted average prices of $6.16 and $6.12, respectively, as of October 26, 2026; and (ii) premiums paid in 185 completed acquisitions of U.S. public companies over the prior twelve months, which had an average premium of 50.2% and a median premium of 32.6%.

Miscellaneous. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. In performing its analyses, StoneX considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be StoneX’s view of the actual future results or actual value of the Company.

The Company has agreed to pay StoneX for its services in connection with rendering its opinion a fee of $295,000 that is not contingent upon the conclusion expressed in the opinion or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company has also agreed to pay StoneX for its additional advisory services provided to the Company in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement a fee of $185,434, of which $85,434 is contingent on the consummation of the Merger. The Company has also agreed to reimburse StoneX for certain expenses, if any, and to indemnify StoneX against certain liabilities that may arise. The issuance of the opinion was approved by a StoneX committee authorized to approve opinions of this nature.

During the two years preceding the date hereof, and other than the fees to be received for services in connection with the Merger, StoneX received $150,000 in aggregate compensation from the Company for past advisory services not related to the Merger. Over the same period, StoneX has not had any material relationship with nor received compensation from the Parent. StoneX may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the future for which StoneX may receive compensation, although as of the date hereof, there was no agreement to do so nor any mutual understanding that such services were contemplated.

StoneX is a global financial services firm with activities that include sales and trading of securities, commodities and derivatives and other broker activities, as well as providing financing, financial advisory services and other commercial services to a wide range of companies, institutions and individuals. In the ordinary course of business, StoneX may have actively traded the securities of the Company or the Parent and may continue to actively trade such securities for its own accounts or the accounts of customers and, accordingly, it may at any time hold long or short positions in such securities or other financial instruments. In addition, certain individuals who are employees of, or are affiliated with, StoneX may have in the past and may currently be stockholders of the Company or the Parent.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose long-term projections of future financial performance, due to the inherent unpredictability of the underlying assumptions. However, management prepared certain unaudited prospective financial information for fiscal years 2026 through 2029 (the “Management Projections”), which were provided to the Company Board and to StoneX for use in its financial analyses and to Parent. A summary of the Management Projections is set forth below.

($ in millions)	FY2026E	FY2027E	FY2028E	FY2029E
Total Revenues	$208.3	$245.0	$258.5	$266.2
Gross Margin	$54.3	$69.2	$76.7	$82.5
Income from Operations	$12.0	$27.8	$33.2	$37.7
Net Income	$7.7	$21.4	$22.3	$25.7
EBITDA(1)	$22.3	$34.0	$39.4	$43.6
Capital Expenditures	$3.5	$4.0	$3.5	$4.0
(1)	EBITDA is a non-GAAP financial measure, calculated as net income plus income taxes, interest expense, depreciation and amortization, and stock-based compensation and one-time expenses.

The Management Projections were not prepared with a view toward public disclosure or compliance with GAAP, the published guidelines of the SEC or the guidelines of the American Institute of Certified Public Accountants. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to them. The Management Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the Company’s control, and actual results may differ materially. The inclusion of the Management Projections should not be regarded as an indication that the Company, the Company Board, StoneX, Parent or any other person considered, or now considers, them a reliable prediction of future results. None of them undertakes any obligation to update the Management Projections, except as required by law. The Management Projections are included for the sole purpose of identifying information that StoneX evaluated in connection with rendering the fairness opinion. Non-GAAP financial measures should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. The SEC rules that would otherwise require a reconciliation of non-GAAP financial measures do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination, when such measures are included in a disclosure document such as this Schedule 14D-9.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained StoneX as its financial advisor and financial advisor to the Company Board in connection with the Offer and the Merger pursuant to two engagement letters dated August 27, 2026, and August 28, 2026. Pursuant to the engagement letters, StoneX will receive (i) a fee of $295,000 for its services in connection with rendering its opinion, which is not contingent upon the conclusion expressed in the opinion or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) a fee of $185,434 for additional advisory services, $85,434 of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse StoneX for certain of its expenses incurred in connection with its engagement and to indemnify StoneX against certain liabilities that may arise out of the engagement. Additional information regarding StoneX is set forth in Item 4(e) under “—Opinion of Financial Advisor.”

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as described in this Schedule 14D-9 (including in the Exhibits and Annexes hereto) or as incorporated herein by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as described above or as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurs on October 28, 2026; (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without cause, entitling the named executive officer to receive severance payments and benefits; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of October 28, 2026; (iv) a change in control price per Share equal to the Offer Price (or $16); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s qualifying termination of employment as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the merger as being payable on a “single trigger” basis.

Name	Cash($)(1)	Equity($)(2)	Benefits($)(3)	Total Value($)
Philip Fain	$56,941.73	$137,617.49	$2,220.80	$196,780.02
Michael Manna	$63,846.40	$178,801.10	$2,220.80	$244,868.30

(1)	Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without cause.

(2)

Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to cash amounts as described in the Item 3 above and constitute “single trigger” benefits pursuant to the terms of the Merger Agreement. The estimated value of Company Stock Options equals the aggregate number of Shares underlying such Company Stock Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Stock Options.

	Unvested Options
Name	Number of Shares	Cash Consideration Payable
Philip Fain	16,133	$137,617.49
Michael Manna	20,999	$178,801.10

(3)

Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted.

Stockholder Approval Not Required

No vote of the Company’s stockholders is required in connection with the Offer. The Merger Agreement contemplates that, following the consummation of the Offer, the Merger will be effected pursuant to Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least such percentage of the stock of the subject corporation (and of each class or series of stock of the subject corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger) that, absent Section 251(h) of the DGCL, would be required to approve a merger under Section 251(c) of the DGCL (which requires the affirmative vote of holders of a majority of the outstanding stock entitled to vote thereon), and the stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a short-form merger without the vote of the stockholders of the subject corporation. Accordingly, if Merger Sub consummates the Offer, the Merger is expected to be consummated without a vote of the Company’s stockholders.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the rules and regulations promulgated thereunder, the Offer may not be consummated until the expiration or early termination of a waiting period following the filing of the required notification and report forms with the Antitrust Division of the United States Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”). The Merger Agreement requires that Parent and the Company file the required notification and report forms under the HSR Act within 10 Business Days after the date of the Merger Agreement.

Pursuant to the Merger Agreement, each of the parties is required to use its reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including by making required filings and responding to any request for additional information, and Parent and Merger Sub are required to use reasonable best efforts to obtain all required approvals and clearances under applicable antitrust and other regulatory laws. However, Parent and Merger Sub are not required to propose, agree to or become subject to any divestiture, license, hold-separate arrangement, behavioral remedy or other condition, restriction or commitment, or any prior-approval requirement for future transactions. Parent has primary responsibility for regulatory strategy, subject to good-faith consideration of the Company’s views and the Company’s right to participate in meetings and communications with governmental entities. The parties are also required to submit a material change notification to the U.S. Directorate of Defense Trade Controls within five days after the Closing pursuant to Section 122.4(a) of the International Traffic in Arms Regulations.

United Kingdom National Security and Investment Act 2021

Under the United Kingdom National Security and Investment Act 2021 (the “NSIA”), the UK Secretary of State may review acquisitions of control over qualifying entities or assets that carry on specified activities in, or supply goods or services to, the United Kingdom. Notifiable acquisitions in certain sensitive sectors may not be completed until approved by the Secretary of State, and a completed notifiable acquisition that has not been approved is void. Following notification, the Secretary of State may clear the transaction or “call in” the transaction for a full national security assessment, after which the Secretary of State may give a final notification that no further action will be taken or make a final order permitting the transaction to proceed subject to remedies or requirements, or prohibiting or unwinding it. Pursuant to the Merger Agreement, the acquisition of Shares in the Offer is conditioned on the NSIA Condition described in Section 15—“Conditions to the Offer” of the Offer to Purchase, and the parties have agreed to use reasonable best efforts to obtain NSIA clearance, subject to the limitations described in Section 11—“The Merger Agreement; Other Agreements—Regulatory Approvals” of the Offer to Purchase. There can be no assurance that NSIA clearance will be obtained on a timely basis or at all, or without conditions that are unacceptable to Parent.

NASDAQ Delisting

The Merger Agreement provides that, following the Effective Time, the Surviving Corporation will cause the Shares to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act as soon as practicable (and in any event within 10 days after the Closing Date).

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) continuously hold their Shares through the Effective Time, (iii) do not vote in favor of, or consent in writing to, the Merger, and (iv) otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to seek appraisal of their Shares in connection with the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available, and shall include in such notice either a copy of Section 262 of the DGCL or information directing stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262(d)(2) OF THE DGCL.

Stockholders and beneficial owners who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. A written demand for appraisal must be delivered to the Company at 2000 Technology Parkway, Newark, New York 14513, Attention: Phil Fain, within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9. A beneficial owner may demand appraisal in its own name if the demand reasonably identifies the holder of record, is accompanied by documentary evidence of beneficial ownership and provides an address for notices. Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with the requirements of Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery. The Surviving Corporation is under no obligation to file any such petition. Because the Shares are listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of Shares otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the Merger Consideration for such Shares exceeds $1 million. Any person who has demanded appraisal may withdraw the demand within 60 days after the effective date of the Merger.

If a petition for appraisal is timely and properly filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

THE FOREGOING SUMMARY OF APPRAISAL RIGHTS UNDER THE DGCL IS NOT COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, A COPY OF WHICH IS ATTACHED AS ANNEX II HERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Annual and Quarterly Reports

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC, and its subsequently filed Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and definitive Proxy Statement on Schedule 14A, which are available free of charge at the SEC’s website at www.sec.gov.

Anti-Takeover Statutes

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) for a period of three years following the time such stockholder became an interested stockholder, unless certain conditions are met. The Company Board has taken all action necessary to render Section 203 of the DGCL inapplicable to the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer and the Merger. As a result, neither Section 203 of the DGCL nor any other anti-takeover statute should be applicable to the Offer, the Merger or the Support Agreement.

The Company has not adopted a stockholder rights plan (commonly known as a “poison pill”).

Litigation

To the Company’s knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are based on the Company’s current expectations and assumptions regarding the Company’s business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, the Company’s actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer and the Merger may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their Shares in the Offer; (v) the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. The Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

ITEM 9. EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 28, 2026 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Enersys with the U.S. Securities and Exchange Commission on October 28, 2026).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO-T filed by Enersys with the U.S. Securities and Exchange Commission on October 28, 2026)
(a)(5)(A)

Press Release of Ultralife Corporation, dated October 27, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EnerSys with the U.S. Securities and Exchange Commission on October 27, 2026)

(e)(1)

Agreement and Plan of Merger, dated as of October 27, 2026, by and among EnerSys, EnerSys Mergersub Inc. and Ultralife Corporation Corporation (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO-T filed by Enersys with the U.S. Securities and Exchange Commission on October 28, 2026)

(e)(2)*	Indication of Interest (including confidentiality provisions), dated July 14, 2026, between EnerSys and Ultralife Corporation
(e)(3)

Form of Tender and Support Agreement, by and among EnerSys, EnerSys Mergersub Inc. and the stockholders party thereto (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Enersys with the U.S. Securities and Exchange Commission on October 28, 2026)

(e)(4)	Ultralife Corporation Amended 2014 Long-Term Incentive Plan (incorporated by reference to Appendix B of Form DEF 14A filed by Ultralife Corporation on June 1, 2021)
(e)(5)	Amendment No. 1 to Ultralife Corporation Amended 2014 Long-Term Incentive Plan (incorporated by reference to Appendix A of Form DEF 14A filed by Ultralife Corporation on June 1, 2021)
(e)(6)*	Ultralife Corporation 2024 Long-Term Incentive Plan
Annex I*	Opinion of StoneX Financial Inc., dated October 27, 2026
Annex II*	Section 262 of the General Corporation Law of the State of Delaware

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ULTRALIFE CORPORATION

By:	/s/ Philip A. Fain
Philip A. Fain
Chief Financial Officer and Treasurer

Dated: October 28, 2026

Annex I

October 27, 2026

STRICTLY CONFIDENTIAL

The Board of Directors

Ultralife Corporation

2000 Technology Parkway
Newark, New York 14513

To the members of the Board of Directors:

We understand that Ultralife Corporation, a Delaware corporation (“ULBI”, the “Company”) intends to enter into agreement and plan of merger (the “Agreement”) by and among the Company, EnerSys, a Delaware corporation ("Parent"), and EnerSys Mergersub Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, as currently contemplated: (a) Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”), for a price per Share of $16.00 net to the seller in cash at the closing of the Offer (such amount or any greater amount per Share as may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”); and (b) the parties intend that (i) the Merger shall be effected in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and shall be consummated as soon as practicable following the completion of the Offer and subject to the terms of the Agreement, and (ii) at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and, following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. The terms of the Merger and the other transactions contemplated by the Agreement (collectively, the “Transaction”) are more fully set forth in the Agreement. Terms capitalized but otherwise not defined shall have their respective meanings set forth in the Agreement.

The Board of Directors (the “Board”) of ULBI has requested that StoneX Financial Inc. (“StoneX”) provide a written opinion (the “Opinion”) as to whether the consideration to be received in the Transaction is fair to the Company’s shareholders from a financial point of view.

In exchange for our services in rendering this Opinion, ULBI has agreed to pay a fee to StoneX, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. ULBI has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We are providing additional advisory services to the Company in connection with the Transaction for which we may receive compensation, a portion of which may be contingent on the consummation of the Transaction, and we may seek to provide other financial advisory or investment banking services to ULBI and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

This Opinion is addressed to, and is intended for the use, information and benefit of the Board, solely in its capacity as such, and may not be used for any other purpose without our prior written consent; provided, that StoneX specifically consents to the Company attaching this Opinion to the Company’s Schedule 14D-9 filing for the Offer. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder, or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Company, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. It is assumed that such opinions, counsel, or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company, and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee of StoneX authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

■	an execution version of the Agreement provided to us by the Company, dated October 27, 2026;

■	the form of Tender and Support Agreement to be entered into by Parent, Merger Sub and Supporting Stockholders attached a Exhibit B to the Agreement;

■

certain information relating to the historical, current and future operations, financial condition and prospects of the Company, made available to us by the Company, including consolidated financial statements that included the actual financial statements for the fiscal years ended 12/31/2025 and the fiscal quarters ended 3/31/2026 and 6/30/2026 (as filed on forms 10-K and 10-Q with the Securities and Exchange Commission), preliminary financial statements for the three months ended 9/30/2026, and a financial model with projected financials for the fiscal years 2026 through 2029;

■

discussions with certain members of the management of ULBI and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

■

a certificate addressed to us from senior management of ULBI which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Company provided to, or discussed with, us by or on behalf of the Company;

■	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

■	the historical market prices and trading volumes of the Shares, and the premiums paid in certain acquisitions of U.S. public companies that we deemed to be relevant;

■	the publicly available financial terms of certain transactions that we deemed to be relevant; and

■	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as StoneX deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us by the Company, discussed with or reviewed by us and do not assume any responsibility for the independent verification of data, material, and other information. With respect to publicly available information, we have relied on sources we believe to be reliable. In addition, management of ULBI has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. StoneX has further relied upon the assurance of the management of ULBI that they are unaware of any facts that would make the information provided to StoneX incomplete or misleading in any material respect. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the latest draft of the Agreement provided to us as identified above. In addition, StoneX did not make any independent evaluation or appraisal of the assets or liabilities of the Company nor was StoneX furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, StoneX does not have any obligation to update, revise or reaffirm this Opinion.

StoneX has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the Agreement identified above.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction.

In the ordinary course of our business, StoneX may have actively traded the equity or debt securities of ULBI or the Parent and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, StoneX may have in the past and may currently be stockholders of ULBI or the Parent.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received in the Transaction pursuant to the Agreement is fair to the Company’s shareholders from a financial point of view.

Very truly yours,

STONEX FINANCIAL INC.

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director & Head of Investment Banking

Annex II

§ 262. Appraisal rights, DE ST TI 8 § 262

West's Delaware Code Annotated Title 8. Corporations Chapter 1. General Corporation Law Subchapter IX. Merger, Consolidation or Conversion

8 Del.C. § 262

§ 262. Appraisal rights

Effective: July 17, 2023

Currentness

<For application of this section, see 84 Laws 2023, ch. 98, § 16.>

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of§ 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

© 2026 Thomson Reuters. No claim to original U.S. Government Works.	1

§ 262. Appraisal rights, DE ST TI 8 § 262

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed by 82 Laws 2020, ch. 256, § 15.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

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§ 262. Appraisal rights, DE ST TI 8 § 262

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder's shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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§ 262. Appraisal rights, DE ST TI 8 § 262

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person's name, demand in writing an appraisal of such beneficial owner's shares in accordance with either paragraph (d) (1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner's beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person's demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person's request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

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§ 262. Appraisal rights, DE ST TI 8 § 262

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

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§ 262. Appraisal rights, DE ST TI 8 § 262

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person's shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person's demand for an appraisal in respect of some or all of such person's shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person's demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Credits

56 Laws 1967, ch. 50. Amended by 56 Laws 1967, ch. 186, § 24; 57 Laws 1969, ch. 148, §§ 27-29; 59 Laws 1973, ch. 106, § 12; 60 Laws 1976, ch. 371, §§ 3-12; 63 Laws 1981, ch. 25, § 14; 63 Laws 1981, ch. 152, §§ 1, 2; 64 Laws 1983, ch. 112, §§ 46-54; 66 Laws 1987, ch. 136, §§ 30-32; 66 Laws 1988, ch. 352, § 9; 67 Laws 1990, ch. 376, §§ 19, 20; 68 Laws 1992, ch. 337, §§ 3, 4; 69 Laws 1993, ch. 61, § 10; 69 Laws 1994, ch. 262, §§ 1-9; 70 Laws 1995, ch. 79, § 16, eff. July 1, 1995; 70 Laws 1995, ch. 186, § 1; 70 Laws 1996, ch. 299, §§ 2, 3, eff. Feb. 1, 1996; 70 Laws 1996, ch. 349, § 22, eff. July 1, 1996; 71 Laws 1997, ch. 120, § 15, eff. July 1, 1997; 71 Laws 1998, ch. 339, §§ 49 to 52, eff. July 1, 1998; 73 Laws 2001, ch. 82, § 21, eff. July 1, 2001; 76 Laws 2007, ch. 145, §§ 11-16, eff. July 17, 2007; 77 Laws 2009, ch. 14, §§ 12, 13, eff. Aug. 1, 2009; 77 Laws 2010, ch. 253, §§ 47-50, eff. Aug. 1, 2010; 77 Laws 2010, ch. 290, §§ 16, 17, eff. Aug. 1, 2010; 79 Laws 2013, ch. 72, §§ 10, 11, eff. Aug. 1, 2013; 79 Laws 2013, ch. 122, §§ 6, 7, eff. Aug. 1, 2013; 80 Laws 2016, ch. 265, §§ 8 to 11, eff. Aug. 1, 2016; 81 Laws 2018, ch. 354, §§ 9, 10, eff. Aug. 1, 2018; 82 Laws 2019, ch. 45, § 15, eff. Aug. 1, 2019; 82 Laws 2020, ch. 256, § 15, eff. July 16, 2020; 83 Laws 2022, ch. 377, § 9, eff. July 27, 2022; 84 Laws 2023, ch. 98, § 9, eff. July 17, 2023.

Codifications: 8 Del.C. 1953, § 262

8 Del.C. § 262, DE ST TI 8 § 262

Current through ch. 550 of the 153rd General Assembly (2025-2026). Some statute sections may be more current, see credits for details. Revisions to 2026 Acts by the Delaware Code Revisors were unavailable at the time of publication.

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